FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2000

CENARGO INTERNATIONAL PLC

(Translation of registrant's name into English)

Puttenham Priory

Puttenham

Surrey GU3 1AR

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The following is the text of a press release issued by Cenargo International Plc on January 7, 2000:

FOR IMMEDIATE RELEASE

CENARGO INTERNATIONAL PLC SUMMARISES ITS

RESULTS FOR THE YEAR ENDED SEPTEMBER 30, 1999

Puttenham Priory, England, January 7, 2000. Cenargo International Plc (the "Company") today announced preliminary results showing EBITDA of US$22.6 million on revenues of US$119.5 million for its fiscal year ended September 30, 1999, compared to EBITDA of US$39.3 million on revenuess agreement with the Port, the Company will have exclusive rights to use this additional berth at the peak loading and discharging times each day.

day.

In October 1999 the Company acquired Norse Irish Ferries Limited ('NIF'). NIF operates a service between Liverpool and Belfast using two chartered RoPax vessels, both built in 1997. NIF was established in 1991 and has built up a regular and reliable service, currently carrying approximately 125,000 equivalent trailer units per annum and approximately 75,000 passengers.

Following this acquisition the Company has a unique matrix of services across the Irish Sea, comprising RoRo freight services from Heysham to Belfast and Dublin and RoPax services from Liverpool to Belfast and Dublin. The Company has thus become a major operator on the Irish Sea with the capacity to carry approximately 450,000 equivalent trailer units per annum, over 32% of the market.

The Company has two further RoPax vessels in the course of construction. The first of these is expected to be delivered in February 2000 and the second in June 2000.

The Heysham-Belfast service has continued to trade successfully during the year. The service continues to offer four sailings per day in each direction and carried approximately 123,000 equivalent freight units in the year to September 30, 1999.

We are pleased to announce that both the new service and the existing Heysham-Dublin service were trading profitably by end September 1999. The new service was operating at an annualised rate of 96,000 trailer units (approximately 7% of the market). Subsequent to the year-end these volumes have continued to increase as users became aware of the regularity and reliability of the service. In addition the Port of Dublin has agreed to construct an additional berth adj s agreement with the Port, the Company will have exclusive rights to use this additional berth at the peak loading and discharging times each day.

day.

In October 1999 the Company acquired Norse Irish Ferries Limited ('NIF'). NIF operates a service between Liverpool and Belfast using two chartered RoPax vessels, both built in 1997. NIF was established in 1991 and has built up a regular and reliable service, currently carrying approximately 125,000 equivalent trailer units per annum and approximately 75,000 passengers.

Following this acquisition the Company has a unique matrix of services across the Irish Sea, comprising RoRo freight services from Heysham to Belfast and Dublin and RoPax services from Liverpool to Belfast and Dublin. The Company has thus become a major operator on the Irish Sea with the capacity to carry approximately 450,000 equivalent trailer units per annum, over 32% of the market.

mately $53.8m reducing to $37.8m in July 1999 following the purchase of the MV Mistral. The negative spread is estimated to have been approximately $2.5m.

Cash and Cash Equivalents

The Company's free cash at September 30, 1999, was $29.7 million. Cash held by the trustee for the Company's notes or in blocked deposits amounted to $39.6 million. In October 1999 the Company bought out two vessel finance leases and completed the purchase of Eaglescliffe and NIF utilising the remaining cash held by the trustee and $15 million of free cash.

Quarter 1 1999/2000

The first quarter of the new financial year has seen continued growth in volumes on the new Liverpool-Dublin service.

October/ November annualised were as follows:

Heysham-Dublin	66,000	equivalent trailer units
Heysham-Belfast	130,000	equivalent trailer units
Liverpool-Belfast	127,000	equivalent trailer units
Liverpool-Dublin	108,000	equivalent trailer units

The above is after taking into account severe gales which particularly disrupted the Heysham services which are operated by smaller RoRo vessels.

December 1999 is likely to be a much quieter month as trade declined during the Christmas and New Year season.

The Company's logistics businesses have gradually developed; all are in line with budget.

Forward looking statements

This release contains forward looking statements (as defined in Section 21E of the Securities Act 1934, as amended) which reflect management's current views with respect to certain future events and performance, including statements relating to Irish sea freight and passenger ferry volumes and rates, logistics and cash. The following factors are among those that could cause actual results to differ materially from the forward looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statements: changes in the political environment in Northern Ireland and the Republic of Ireland, Spain and Morocco, changes in ability to provide a regular scheduled service on the Irish Sea and the Company's Mediterranean service.

Conference Call

The Company intends to hold a conference call on Wednesday 12th January 2000 at 11.00am to discuss the results. The call can be joined by calling either 800 288 8960 or 612 332 0820. A replay of the call will be available for one month after the conclusion of the call by dialling 800 475 6701 or 320 365 3844 and accessing code 494387.

CENARGO INTERNATIONAL PLC

SUMMARY RESULTS

(UNAUDITED)
Financial Summary (US$ million)
	Year ending September 30,		Three months ending September 30,

	1999	1998	1999	1998
Income Statements
Revenue	119.5	111.1	39.6	34.2
Operating costs	(112.7)	(98.6)	(33.1)	(26.8)
Net interest expenses	(16.1)	(10.7)	(4.4)	(3.0)
Exceptional Charge	-	(6.7)	-	(2.1)
Provision for impairment in value of assets	(3.1)	(22.6)	(3.1)	(22.8)
Profit of sales of assets	1.8	14.1	(0.1)	-
Taxation	2.4	9.5	(0.9)	6.3
Net income	(8.2)	(3.9)	(2.0)	(14.2)

EBITDA	22.6	39.3	12.4	10.4
EBITDA to net interest expense	1.4x	3.7x	2.8x	3.4x

Analysis of EBITDA

Deep sea	1.2	22.5	-	0.8
Irish Sea	16.1	14.3	3.4	5.3
Ferrimaroc	5.3	2.1	8.7	4.7
Logistics	-	0.4	0.3	(0.4)
	22.6	39.3	12.4	10.4

Revenues
Deep sea	8.1	33.8	1.1	6.2
Irish Sea	72.1	45.9	22.0	12.8
Ferrimaroc	19.3	16.7	12.4	9.0
Logistics	20.0	14.7	4.1	6.2
	119.5	111.1	39.6	34.2

Balance Sheets	September 30,

	1999	1998

Cash and cash equivalents	69.3	52.9
Net book value of fixed assets	219.1	247.5
Total assets	339.8	349.9
Total debt	256.2	243.3
Shareholders equity	45.2	53.3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENARGO INTERNATIONAL PLC

(registrant)

Dated: January 7, 2000 By: /s/ Michael Hendry

___________________

Michael Hendry

Chairman